EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended June 30, 2020

ST HELIER, Jersey, Aug. 13, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) announces its operating and financial results for the quarter and the six months ended June 30, 2020 (the “Quarter” and “First Half” respectively).  Further information on the financial and operating results for the Quarter and First Half  can be found in the management discussion and analysis (“MD&A”) and the un-audited financial statements which are available on the Company’s website and which have been filed on SEDAR.

Financial Highlights for the Quarter

  Gross revenues of $22.9 million, a 39 per cent increase on the $16.5 million achieved in the second quarter of 2019 (“Q2 2019”).
  Gross profit1 of $9.2 million, a 30 per cent increase on the $7.0 million in Q2 2019 at a gross margin of 40 per cent (Q2 2019, 42.5 per cent).
  EBITDA2 (excluding net foreign exchange gains) of $9.6 million, a 35 per cent increase on the $7.1 million in Q2 2019 at a margin of 41.9 per cent (Q2 2019, 43.0 per cent).
  On-mine cost3 of $811 per ounce (Q2 2019, $534 per ounce).
  All-in sustaining cost3 of $868 per ounce (Q2 2019, $656 per ounce).
  Basic IFRS earnings per share (“EPS”) of 43.1 cents (Q2 2019, 210.9 cents).
  Adjusted EPS 3 of 36.8 cents (Q2 2019, 24.6 cents).
  Net cash from operating activities of $4.0 million (Q2 2019, $2.1 million).
  Net cash and cash equivalents of $11.7 million (December 31, 2019, $8.9 million).
  Total dividend paid in the Quarter of 7.5 cents per share; a further dividend at the increased rate of 8.5 cents per share was paid in July.

Operating Highlights

  13,499 ounces of gold produced in the Quarter (Q2 2019, 12,712 ounces); 27,732 ounces produced in the First Half (first half of 2019, 24,660 ounces).
  Tonnes mined and milled in the Quarter increased by 5 per cent compared to Q2 2019; grade and recoveries were also slightly improved.
  Improved safety performance due to intensive management intervention.
  Equipping of Central Shaft continued in the Quarter.

Effect of COVID-19 and Outlook

  COVID 19 had a negligible effect on production in the Quarter.  Production continued at approximately 93% of target during the three-week lockdown which started in Zimbabwe on March 30, 2020; production subsequently returned to above-normal levels and production for the Quarter was only 1.2% below target but was above target for the First Half of 2020.  Production guidance for 2020 remains unchanged at 53,000 to 56,000 ounces.
  Progress on the Central Shaft continued, but at a slower pace due to a reduced contractor team.  If current travel and transport restrictions continue, delays in sourcing specialist contractors and equipment may delay the completion of Central Shaft.
  Blanket has made substantial contributions of $1,048,000 to the in-country fight against COVID-19 in addition to incremental production costs of $509,000 which were directly related to COVID-19.
  All-in sustaining costs for the Quarter excluding COVID-19 related production costs were $831 per ounce.
  On-track to achieve on-mine cost guidance for 2020 of between $693 to $767 per ounce and all-in sustaining cost guidance of between $951 to $1,033 per ounce.
  Caledonia’s April dividend of 7.5 cents per share was deferred and was paid in May 2020 when management had ascertained the negligible effect of COVID-19 on operations.  The July dividend was increased by 13.3 per cent to 8.5 cents per share following the continued strong financial and operating performance. Further dividends will depend upon, inter alia, Blanket maintaining production, while also considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe.

Caledonia will be hosting an online presentation and Q&A session open to all investors on Thursday the 13th of August 2020 at 16:00 UK time (17:00 South Africa/Zimbabwe, 11:00AM ET, 08:00AM Pacific Time).

Dial in numbers:
New York	+1 212 999 6659
South Africa Toll Free	0800 980 512
Standard International Access	+44 (0) 20 3003 2666
UK Toll Free	0808 109 0700
USA Toll Free	+1 866 966 5335

Call Password	Caledonia Mining Results

Steve Curtis, Chief Executive Officer, commented:

“I am delighted by Blanket Mine’s continued strong financial and operating performance in the second quarter of 2020. The management initiatives which were implemented in 2019 have continued into 2020 and have resulted in a 12.4 per cent increase in gold production in the first six months of 2020 compared to the same period of 2019.  This continued improvement is despite the challenges we encountered as a result of the COVID-19 pandemic: production in the initial 3-week lockdown in early April was 7 per cent below target but was better than planned in the remainder of the Quarter.  Therefore, production for the entire Quarter was only 1.2 per cent below plan; production for the first six months of 2020 was 2.5 per cent above plan.  This trend has continued into July with July’s production also exceeding expectations. The resilience of Blanket’s operations during this difficult period is testament to the outstanding commitment of the entire team at Blanket Mine.  We therefore remain on track to achieve our production guidance for 2020 of between 53,000 and 56,000 ounces of gold.

“Cost control in the quarter continued to be excellent, but a comparison of the costs for the Quarter to costs in the second quarter of 2019 is complicated by special factors which reduced the costs in previous quarters and increased the costs in this Quarter.  The on-mine cost per ounce in the Quarter was $811 compared to $534 in Q2 of 2019.  However, the costs in Q2 2019 benefitted from the devaluation of the Zimbabwe dollar which reduced the cost of electricity in that quarter to an artificially and unsustainably low level: the electricity cost in Q2 2019 was only $447,000 compared to an average quarterly cost of approximately $2.3 million in the five preceding quarters.  Production costs in the Quarter were adversely affected by, inter alia, $509,000 relating to the COVID-19 pandemic and $871,000 relating to increased maintenance costs of the fleet of trackless mining equipment. Notwithstanding these and other factors, we remain on track to achieve our cost guidance for 2020 of between $693 and $767 per ounce for on-mine costs and between $951 and $1,033 per ounce for all-in sustaining costs.

“The excellent performance was also reflected in continued strong cash generation: net cash flow from operating activities (i.e. before interest, taxation payments and capital expenditure) was $4.0 million in the Quarter compared to $2.1 million in Q2 of 2019.  Caledonia ended the Quarter with net cash and cash equivalents of $11.7 million (excluding $1 million of a gold ETF which we purchased in the Quarter to protect cash in South Africa against devaluation of the South African Rand).

“The continued strong performance was achieved without compromising on safety performance. The Total Injury Frequency Rate has been substantially reduced from the levels in 2019 after a concerted effort by management over the last 18 months to improve and enforce safety standards.

“The improved operating environment, which I have referred to in previous quarters, has been sustained, although the country continues to face challenges. The interbank foreign exchange market was suspended in March 2020 but, by the end of June, an equivalent mechanism was introduced as a result of which the local currency has devalued further and allows us to better protect our workers from the effects of high inflation.

“Interruptions to the supply of electricity from the grid have continued, but Blanket can manage these using its increased suite of diesel generators.  We have completed an evaluation of a solar project to provide some of Blanket’s power supply and reduce its dependence on imported power and diesel gensets during daylight hours.  The Company has now resolved to construct a 12MW solar plant at a cost of approximately $12 million, which is expected to provide 100% of Blanket’s baseload electricity demand during daylight hours and approximately 27% of Blanket’s total daily electricity demand.  Whilst expected to deliver an acceptable financial return, this investment is primarily intended to protect Blanket from a further deterioration in its electricity supply.  Subject to the continuation of travel and transport restrictions arising from the COVID-19 pandemic, this project could be operational by mid-2021.

“The coronavirus pandemic had no appreciable effect on Blanket’s production in the Quarter.  However, work on Central Shaft has been slower than planned because several members of the supervisory team returned to South Africa when the lockdown started in late March.  Due to continued travel restrictions, it has not been possible to replace these team members.  Although the slower rate of work has not yet delayed the project significantly, the project requires specialised equipment and contractors to travel to Blanket from South Africa which under the restrictions is not currently possible.  We are receiving a high level of support from the Zimbabwe government to address these issues with the relevant authorities in South Africa.  It is not possible to predict when travel and other restrictions will be lifted so that work can resume on the project as planned and it is likely the timetable for commissioning of the Central Shaft will be extended to an indeterminate extent. This may affect the anticipated build-up in production which is currently expected to be 75,000 ounces of gold in 2021 and 80,000 ounces of gold from 2022 onwards4 but it is not currently possible to provide revised guidance.

“In light of the improved performance and the brighter outlook for 2020 and beyond, Caledonia increased its quarterly dividend from 6.875 cents per share to 7.5 cents per share in January 2020.  At the end of June, in light of Blanket’s strong performance, the higher gold price and the return to normal levels of production including renewed access to supply chains, Caledonia increased its quarterly dividend further to 8.5 cents per share which means the cumulative increase in the quarterly dividend in 2020 is 23.6 per cent.  The board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe and in line with a prudent approach to financial management.”

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1.Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
2.EBITDA is after deducting royalties, production costs and administrative expenses, but is before depreciation, net other income, profit on sale of a subsidiary, net foreign exchange gains, cash-settled share-based payments, hedging expenses, finance charges and taxation.
3. Non-IFRS measures such as “On-mine cost per ounce”, “all-in sustaining cost” and “adjusted EPS” are used throughout this announcement.  Refer to section 10 of the MD&A for a discussion of non-IFRS measures.
4. The projected gold production figures in this news release are explained in the management discussion and analysis (“MD&A”) dated March 17, 2020. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)", a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report and supervised the preparation of the technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss (unaudited)
($’000’s)	3 months ended June 30		6 months ended June 30
	2019	2020	2019	2020

Revenue	16,520	22,913	32,440	46,515
Royalty	(864)	(1,146)	(1,683)	(2,328)
Production costs	(7,571)	(11,451)	(17,340)	(22,138)
Depreciation	(1,052)	(1,141)	(2,100)	(2,314)
Gross profit	7,033	9,175	11,317	19,735
Other income	749	2,791	2,038	4,709
Other expenses	(220)	(1,314)	(309)	(1,522)
Administrative expenses	(1,309)	(1,275)	(2,705)	(2,822)
Profit on sale of subsidiary	-	-	5,409	-
Net foreign exchange gain	21,645	1,486	24,925	3,709
Cash-settled share-based payment	(9)	(762)	(370)	(946)
Derivative financial assets fair value loss	(194)	(113)	(324)	(148)
Operating profit	27,695	9,988	39,981	22,715
Net finance (cost)/income	28	(129)	(20)	(267)
Profit before tax	27,723	9,859	39,961	22,448
Tax expense	223	(3,507)	(1,296)	(6,417)
Profit for the period	27,946	6,352	38,665	16,031

Profit attributable to:
Shareholders of the Company	23,303	5,134	32,621	13,374
Non-controlling interests	4,643	1,218	6,044	2,657
Profit for the period	27,946	6,352	38,665	16,031

Earnings per share (cents)
Basic	210.9	43.1	299.4	114.3
Diluted	210.8	43.0	299.3	114.1
Adjusted	24.6	36.8	51.6	93.5
Dividends declared per share (cents)	6.875	16.0	13.75	23.5

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2019	2020	2019	2020
Cash flows from operating activities
Cash generated from operations	2,484	5,413	9,117	16,371
Net interest paid	16	(123)	(96)	(263)
Tax paid	(362)	(1,315)	(608)	(2,034)
Net cash from operating activities	2,138	3,975	8,413	14,074

Cash flows used in investing activities
Acquisition of property, plant and equipment	(4,186)	(3,228)	(9,326)	(7,921)
Purchase of derivative financial asset	-	(1,058)	-	(1,058)
Proceeds from disposal of subsidiary	-	-	1,000	900
Net cash used in investing activities	(4,186)	(4,286)	(8,326)	(8,079)

Cash flows from financing activities
Dividends paid	(882)	(1,012)	(1,620)	(1,981)
Payment of lease liabilities	-	(32)	-	(57)
Proceeds from share option exercises	-	30	-	30
Net cash used in financing activities	(882)	(1,014)	(1,620)	(2,008)

Net decrease in cash and cash equivalents	(2,930)	(1,325)	(1,533)	3,987
Effect of exchange rate fluctuations on cash held	1,063	(861)	(1,779)	(1,241)
Net cash and cash equivalents at beginning of the period	9,742	13,825	11,187	8,893
Net cash and cash equivalents at end of the period	7,875	11,639	7,875	11,639

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	June 30	Dec 31
		2020	2019
Total non-current assets		119,506	113,714
Inventories		12,010	11,092
Prepayments		2,915	2,350
Trade and other receivables		7,170	6,912
Cash and cash equivalents		11,639	9,383
Derivative financial assets		1,112	102
Total assets		154,352	143,553
Total non-current liabilities		6,488	8,762
Short-term portion of term loan facility		458	529
Trade and other payables		8,111	8,697
Income tax payable		1,267	163
Cash-settled share-based payments – short term portion		73	195
Bank overdraft		-	490
Total liabilities		16,397	18,836
Total equity		137,955	124,717
Total equity and liabilities		154,352	143,553